Lee Hochbaum	Davis Polk & Wardwell LLP
+1 212 450 4736	450 Lexington Avenue
lee.hochbaum@davispolk.com	New York, NY 10017
davispolk.com

May 10, 2022

Re:    Virgin Group Acquisition Corp. II

Amendment No. 2 to Registration Statement on Form S-4

Filed April 18, 2022

File No. 333-262200

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client, Virgin Group Acquisition Corp. II. (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission relating to Amendment No. 2 to the Company’s Registration Statement on Form S-4 (the “Registration Statement”) contained in the Staff’s letter dated May 2, 2022 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing Amendment No. 3 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) together with this response letter. The Amended Registration Statement also contains certain additional updates and revisions.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Amended Registration Statement.

Amendment No. 2 to Registration Statement on Form S-4 Filed April 18, 2022

Background of the Business Combination, page 105

1.

Please revise your added disclosure at the top of page 116 to disclose which party proposed the Backstop Investor Agreement, the initial terms of the proposed investment, and how the terms changed during your negotiations. In addition, please explain how the parties came to believe that a Backstop Investor Agreement would be necessary.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 116 and 117 of the Amended Registration Statement accordingly.

Lee Hochbaum	Davis Polk & Wardwell LLP
+1 212 450 4736	450 Lexington Avenue
lee.hochbaum@davispolk.com	New York, NY 10017
davispolk.com

Please do not hesitate to contact me at (212) 450-4736 or lee.hochbaum@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

/s/ Lee Hochbaum

Lee Hochbaum

cc    Josh Bayliss, Chief Executive Officer of Virgin Group Acquisition Corp. II.